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                              Fundex Games, Ltd.
                            3750 West 16th Street
                           Indianapolis, IN  46222


VIA EDGAR


March 3, 1997


Mr. Anthony G. Barone
Securities and Exchange Commission
450 Fifth Street, N.W.
Stop 7-2
Washington, D.C.  20549-1004

Attn:  Filing Desk

       Re:  Fundex Games, Ltd.
            Registration Statement on Form SB-2
            Registration No. 333-13633


Dear Mr. Barone:

        On behalf of Fundex Games, Ltd. (the "COMPANY"), we hereby request that the Securities and Exchange Commission, pursuant to the regulations under the Securities Act of 1993, as amended, enter an appropriate order withdrawing the Registration Statement on SB-2 dated October 7, 1996, and as amended November 18, 1996 and November 21, 1996.

        The withdrawal has been approved unanimously by the Board of Directors. The Board of Directors has determined that, as a result of market conditions, it is in the best interest of the company and its shareholders to withdraw the Registration Statement.

        Please feel free to call me if you have any questions.


                                        Very truly yours,

                                        FUNDEX GAMES, LTD.



                                        By: /s/ Carl E. Voigt, IV
                                           -------------------------------
                                                President

MSR:leyla
cc:     Richard K. Wulff, Chief, Small Business Policy
        John Feeney